SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of January, 2004
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  AMVESCAP RESPONDS TO CIVIL CHARGES
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AMVESCAP PLC
IMMEDIATE RELEASE  14 JANUARY 2004
CONTACT: DOUGLAS B. KIDD  TEL: 404-479-2922  EMAIL:  doug_kidd@amvescap.com


                   AMVESCAP Updates Response to Civil Charges



    London--January 14, 2004--AIM Investments (AIM) and INVESCO Funds Group
    (IFG), U.S. subsidiaries of AMVESCAP PLC, were among a large group of mutual fund companies that were asked in 2003 by the U.S. Securities and Exchange Commission (SEC) and the New York State Attorney General (NYAG) to supply information on market timing and related issues. In response, AMVESCAP retained outside counsel to conduct an extensive review of these matters, and on December 2, while the review was in progress, the SEC, NYAG, and the Colorado Attorney General filed civil enforcement actions against IFG.

    Based on the information available at that time, AMVESCAP concluded these actions were not merited and would be contested. Recently, AMVESCAP's ongoing review found situations in which its procedures designed to protect its funds and their shareholders from the potential adverse impact of frequent trading and illegal late trading through intermediaries were not completely effective. These findings were based, in part, on an extensive economic analysis by outside experts retained by AMVESCAP to examine the impact of these activities on its funds.

    Based on this new information, the company has informed regulators of its most recent findings and is seeking to resolve both the pending enforcement actions against IFG and the ongoing investigations with respect to AIM.

    AMVESCAP's Board of Directors and management are committed to taking the following actions in cooperation, where appropriate, with the Trustees of the AIM/INVESCO Funds:

    o Any mutual fund or its shareholders harmed by these activities will receive full restitution. We will rely on independent experts to determine the extent of the harm in each situation.

    o AMVESCAP will cooperate fully with regulators and other authorities to resolve all issues related to their enforcement actions and investigations.


                                     (More)

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    o    While AMVESCAP takes complete responsibility for making full restitution to any mutual fund or its shareholders harmed by these activities, legal action on behalf of shareholders may be initiated against any third party found to have facilitated late trading or any other illegal activity.

    o A comprehensive review of our mutual fund policies, procedures, and practices will be undertaken by outside counsel to ensure they rank among the strongest and most effective in the industry.

There remains no evidence in our continuing review that AIM or IFG knowingly permitted late trading in its funds. As soon as our review is complete, AMVESCAP will make public its findings.

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date 14 January, 2004                   By   /s/  MICHAEL S. PERMAN
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                                                (Signature)

                                             Michael S. Perman
                                             Company Secretary